News Release

Biofrontera uses the long summer months to introduce daylight photodynamic therapy (PDT) with Ameluz® in the EU

Leverkusen, Germany, September 17, 2018 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F), an international biopharmaceutical company, today announced an update on preliminary EU sales figures for the sunny months of April to August, following the market launch of Ameluz® in combination with daylight-PDT in April.

Germany, our largest market in the EU, achieved a significant sales revenue increase of around 63% in the months April to August, with sales more than doubling in June and July compared to the same period last year. In European markets served by our own sales teams, namely Germany, Spain and the U.K., we saw an increase in sales in the same period of approximately 75% compared to the previous year.

“The approval of Ameluz® in combination with daylight-PDT by the European Commission in March this year, allowed for a significant improvement of the reimbursement status of Ameluz® in Germany, which we expected, as well as a considerable increase in the market potential of Ameluz®,” emphasizes Prof. Dr. Hermann Lübbert, CEO of Biofrontera AG. “With average sales of over EUR 200,000 per month from April to August in Germany, we were able to overcome the traditional seasonality in the PDT business and achieved sales in Germany we previously only reached in the winter months. We expect this positive business development to continue. In addition, following the introduction of Ameluz® in combination with daylight-PDT, we experience an expansion of the entire PDT market”.

The increase in sales in the EU, and especially in our home market in the otherwise weaker summer months, is further evidence of Biofrontera’s successful growth strategy, which is based on optimizing the market potential by expanding the indications and uses of Ameluz®.

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 224 8468

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102